UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Suite 1, 1233 High Street, Armadale, Victoria, Australia 3143

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IMMURON LIMITED

EXHIBITS

In connection with the initial public offering by Immuron Limited (the “Company”) of an aggregate of 610,000 American Depositary Shares (“ADSs”) and Warrants to purchase 710,500 ADSs, the Company entered into (i) an Underwriting Agreement with Joseph Gunnar & Co., LLC (“Joseph Gunnar”) and Rodman & Renshaw, a unit of H.C. Wainwright (“Rodman”), dated June 8, 2017, pursuant to which Joseph Gunnar and Rodman acted as representatives for the underwriters in the offering, (ii) an Amended and Restated Deposit Agreement with the Bank of New York Mellon, dated June 8, 2017, pursuant to which the Bank of New York will act as depository for the ADSs and (iii) a Warrant Agent Agreement with the Bank of New York Mellon, dated June 8, 2017 pursuant to which the Bank of New York will act as warrant agent for the public warrants. Each of these agreements is filed as an exhibit to this 6-K.

EXHIBITS

Exhibit Number	Description

99.1	Underwriting Agreement between Immuron Limited and Joseph Gunnar & Co., LLC and Rodman & Renshaw, A Unit of H.C. Wainwright, dated June 8, 2017

99.2	Amended and Restated Deposit Agreement between Immuron Limited and The Bank of New York Mellon, dated June 8, 2017

99.3	Warrant Agent Agreement between Immuron Limited and The Bank of New York Mellon, dated June 13, 2017

99.4	Press Release, dated June 8, 2017, issued by Immuron Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: June 14, 2017	By:	/s/ Thomas Liquard
Thomas Liquard
Chief Executive Officer